UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 16, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held corporation)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 06, 2015

Date, time and place: Held on November 6, 2015, at 08:00 AM, at Rodovia Aracruz-Barra do Riacho, without number, km 25, in the City of Aracruz, State of Espírito Santo.

Call notice: The Board of Directors’ members were dully called pursuant the item 6 of its Rules of Procedures.

Attendance: Were present the majority of Board of Directors’ members: Messrs. José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Henrique Batista de Souza Schmidt, Julio Cesar Maciel Ramundo, Marcos Barbosa Pinto and Raul Calfat. Justified absence of Mr. João Carvalho de Miranda.

Meeting Board:	Mr. José Luciano Duarte Penido — Chairman.
Mrs. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: In accordance with the terms of Article 17 of the Company’s Bylaws: (i) approve the execution of an Export Prepayment Agreement with Fibria International Trade GmbH (“FIT”); and (ii) approve the creation of a Board of Directors’ Crisis Management Group (“Board of Directors’ Group”).

Resolutions: After discussion and analysis of the matters of the Agenda, the following resolutions were unanimously passed, without reservations and/or qualifications, in order to:

(i)      Approve the execution, by the Company as borrower and by FIT as lender, of the Export Prepayment Agreement, in the total amount of USD 550,000,000.00 (five hundred and fifty million American dollars), in accordance with article 17, XVII of the Company’s By-laws and item 4.2.3 of the Policy of Authorities, with the interest rate Libor 3M plus 1.55%, with a term of 6 (six) years counted as from its execution date.

(ii)     Approve the creation of a Board of Directors’ Crisis Management Group (“Board of Directors’ Group”), composed by Messrs. José Luciano Duarte Penido, Chairman of the Company’s Board of Directors, Eduardo Rath Fingerl and João Henrique Batista de Souza Schmidt, all members of the Board of Directors. The Board of Directors’ Group shall supervise the actions taken by the Company during any crisis that could reach the Company.

Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by those who attended the meeting. Attendance: José Luciano Duarte Penido — Chairman of the Board of Directors; Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Henrique Batista de Souza Schmidt, Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; Raul Calfat; and also Claudia Elisete Rockenbach Leal — Secretary.

Aracruz, November 6, 2015

We certify that the present minutes are true copy of the Minutes of Extraordinary Board of Directors’ Meeting held on November 6, 2015, filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO